[GRAPHIC OMITTED](R)


                                                         January 26, 2006


BY COURIER AND BY EDGAR

Mr. Dale Welcome
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7020
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:  E. I. du Pont de Nemours and Company
              Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended September 30, 2005 File No. 001-00815

Dear Mr. Welcome:

         On behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), set forth below in this letter are the Company's responses (the "Responses") to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter of December 23, 2005 (the "Comment Letter").


         For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the Responses to correspond to the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given in the above-referenced Form 10-K (the "Form 10-K") and/or Form 10-Q (the "Form 10-Q"). All references to notes, page numbers and captions in Responses 1-13 correspond to the notes, page numbers and captions in the Form 10-K. All references to notes, page numbers and captions in Response 14 correspond to the notes, page numbers and captions in the Form 10-Q.

Response to SEC Comment Letter
January 26, 2006
Page 2



General
-------


1. We have performed a limited review of your disclosures surrounding your liability disclosures concerning PFOA and the latest action against you concerning Teflon non-stick coating. We also have some general questions about your presentation of liabilities. Please understand that our questions are based on the observation that you have an established history of material losses relating to litigation and product liability. You have also identified litigation as a critical accounting policy for your company.

         The Company has noted your comment.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Note 21 - Other Accrued Liabilities, page F-25
----------------------------------------------

2. The amount that you classify as miscellaneous current liabilities is substantial. Over 36% of your current liabilities are aggregated into a miscellaneous category. We note that you only provide a narrative unquantified description of those costs. Tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of current liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.


         The Company has considered the guidance in Article 5.02 of Regulation S-X. With respect to the Company's miscellaneous liabilities, no items exceeded the 5% threshold as of December 31, 2003. As of December 31, 2004, forward hedge liabilities and advance customer payments each exceeded 5% of total current liabilities. This resulted primarily because of lower current borrowings at year-end 2004 v 2003 and, accordingly, the Company believed its qualitative disclosure to be sufficient. Accrued current litigation liabilities for both periods were well below 5% of total current liabilities. The Company intends to include in all future filings with the Commission additional quantitative disclosures with respect to all items that exceed 5% of total current liabilities.


Note 23 - Other Liabilities, page F-25
--------------------------------------

Response to SEC Comment Letter
January 26, 2006
Page 3

3. The amount that you classify as miscellaneous long-term liabilities is substantial. Over 10% of your total liabilities are aggregated into a miscellaneous category. We note that you only provide a narrative unquantified description of those costs. Tell us what consideration you have given to the requirement to state separately any long-term liabilities that exceed 5% of total liabilities. Please refer to
         Article 5-02 of Regulation S-X for more guidance on this issue.

         The Company has considered the guidance in Article 5.02 of Regulation S-X and notes that no items included in miscellaneous long-term liabilities individually exceeded the 5% threshold in 2003 or 2004.

4. We note that the narrative description of miscellaneous current and miscellaneous long-term liabilities includes restructuring reserves, environmental costs and litigation. We also note that those items make up three of the seven issues you have identified as accounting policies that are critical to your company. Although we recognize that certain contingent liabilities have been separately identified elsewhere in your filing, the amounts described above, are substantially larger than the individually identified amounts.

         Considering that these accruals related to items that you have identified as involving critical accounting policies, tell us why you believe it is best to aggregate such accruals, rather than isolate them.

         The Company identifies restructuring reserves, environmental matters and litigation not only in Note 1 to the Consolidated Financial Statements (Summary of Significant Accounting Policies), but also in the MD&A Section of the 2004 annual report on Form 10-K under "Forward Looking Statements" and "Critical Accounting Estimates" because of the significant judgment used to arrive at these estimates. In addition, the Company quantifies and discusses its reserves for restructuring and environmental matters in its annual report on Form 10-K at Note 4 on page F-13 and Note 25 on page F-32, respectively. The Company quantifies and discusses the major components of its reserves for litigation in its annual report on Form 10-K at Note 25 on page F-28. None of these items nor any other individual component of Miscellaneous other liabilities exceeded 5% of total liabilities at December 31, 2003 or 2004. Accordingly, the Company does not believe additional quantitative disclosures in Notes 21 and 23 to the Consolidated Financial Statements are needed for these items.

Response to SEC Comment Letter
January 26, 2006
Page 4


Note 25 - Commitments and Contingent Liabilities, page F-26
-----------------------------------------------------------

Washington Works Class Action
-----------------------------

5. Tell us the amount of the total damages alleged in the original August 2001 class action lawsuit. Please provide your answer notwithstanding your views as to merit, ultimate liability or the potential shortcomings involving alleged damages quantified in class action suits. Please detail the components of the alleged damages. If at any time subsequent to the original suit any damages were alleged, please advise similarly.

         In the action captioned Jack W. Leach, et al., v. E. I. du
Pont de Nemours & Company (Circuit Court of Wood County, W.Va., Civil Action No. 01-C-608) (the "Washington Works Class Action"), plaintiffs sought, among other things, unspecified compensatory damages for property damage and personal injury and unspecified punitive damages. No quantification of damages was alleged in the Washington Works Class Action. Subsequent to the filing of the original action, plaintiffs' counsel never provided a quantification of damages other than as part of settlement demands made during confidential mediation discussions.

6. Tell us whether there are any other individuals, or classes not bound by the settlement living near the Washington Works facility. Please detail them and provide a description of any allegations, quantified as appropriate.

         The Class definition includes those individuals in certain water districts who have consumed, for at least one year, water containing 0.05 parts per billion or greater of PFOA. Sixty-six individuals opted out of the Class before final settlement was approved and, as such, are not bound by the settlement. The Company is aware of no additional claims currently asserted against it by any individual or class for the type of relief sought in the Washington Works Class Action.

7. Tell us about the timing and schedule of the health study by the independent panel of experts. What are the timeline/deadlines associated with this portion of the settlement?

         Neither the Settlement Agreement nor court order approving the settlement provides a timeline or deadline for the independent Science Panel's work. The Settlement Agreement requires that the Science Panel conduct its work in phases

Response to SEC Comment Letter
January 26, 2006
Page 5


and complete its determinations before disclosing its conclusions to the Parties. In October 2005, the Science Panel for the first time provided an estimate for completion of its work. This initial estimate ranges from 18-24 months to four years (from October 2005), depending upon the particular health points being investigated.

8. Tell us the amount you have spent on litigation and administration related to the Washington Works facility related to PFOA. Provide your response by reporting period since inception.

         In connection with the Washington Works Class Action, the
Company has paid outside counsel and experts approximately $25 million in fees and costs as of the date of this letter. The Company has also paid approximately $3 million in fees and costs related to an action alleging that runoff from a landfill containing waste from the Washington Works facility (some of which contained PFOA) injured plaintiffs' herd of cows. The Company also has paid approximately $3.6 million in fees and expenses responding to an administrative complaint issued by the U.S. EPA (described in the 10-K at F-29). In 2005, the Company has also spent approximately $11 million on various studies, research, compliance and communication expenses related to PFOA, although not necessarily limited to the Washington Works facility.

         Through 2005, the Company has established reserves of $113 million in connection with the settlement of the Washington Works Class Action. These reserves include $5 million placed in an interest-bearing escrow account to fund the work of a science panel and an additional $10 million placed in an interest-bearing escrow account to fund certain water treatment matters until the science panel completes its work. DuPont has spent the following amounts against these reserves:


                                         Dollars in Millions


         Payment to Class                        $70

         Plaintiffs' attorneys fees
         and costs                               $23

         Water Treatment                         $ 3

         Bottled Water Program                   $.5


As a result, the balance of these reserves at year-end 2005 is $16 million.

Response to SEC Comment Letter
January 26, 2006
Page 6


         The Company has disclosed these reserves and their major components as of December 31, 2004 in its 2004 annual report on Form 10-K at
Note 25 on page F-29 and in its subsequent quarterly reports on Form 10-Q. The Company will disclose the updated reserves in its 2005 annual report on Form 10-K.

9. As of the date of your response, tell us whether you have any conclusions as to the probability of there developing a determination that a probable link between PFOA exposure and any disease exists. Tell us about any information you have that would indicate a probable link between PFOA exposure and disease.

         Based on its understanding and evaluation of human health and toxicology studies, the Company believes that the weight of evidence suggests that PFOA exposure does not pose a health risk to the general public. To date, no human health effects are known to be caused by PFOA even in workers who have significantly higher exposure levels than the general population.


         As the Company discussed in its 2005 second and third quarterly reports on Form 10-Q, it is conducting a two-phase employee health study on PFOA at its Washington Works facility located near Parkersburg, West Virginia. Results from the first phase of this study for more than 1,000 workers indicate no association between exposure to PFOA and most of the health parameters that were measured. From the Company's study, the only potentially relevant association is a modest increase in some, but not all, cholesterol fractions. It is unclear if this association is caused by PFOA exposure or is related to some other variable. The Company is consulting with medical and other scientific experts to design and conduct appropriate follow-up testing.

10. Tell us whether you believe that it is remote, reasonably possible, or probable that you will be required to fund the medical monitoring program. Describe your belief, notwithstanding your views concerning the merit of the issue. Frame your conclusions in the context of the dates you filed your 2004 10-K, your most recent interim quarterly filing, as well as the date of your response. Please provide support for your determinations.

         Under the terms of the Settlement Agreement, it is the responsibility of the independent Science Panel to determine whether a probable link exists between exposure to PFOA and human disease. As disclosed in its 2004 annual report on Form 10-K at Note 25 on page F-29 and in its subsequent quarterly reports on Form

Response to SEC Comment Letter
January 26, 2006
Page 7


10-Q, the Company is obligated to fund up to $235 million for a medical monitoring program only if the Science Panel makes a finding that there is a probable link between PFOA and one or more human diseases. Thus far, the Panel has not made any such determination, whether definitive or otherwise. The Company believes it is remote that the Science Panel will find any such probable link and, therefore, believes it is remote that the Company will incur additional losses related to this matter.

11. Tell us whether you believe that it is remote, reasonably possible, or probable that you will incur losses for personal injuries related to exposure to PFOA from the class action suit near the Washington Works plant. Please provide support for your determination. Describe your conclusion, notwithstanding your views concerning the merit of the issue.

         If the Science Panel delivers a "No Probable Link" finding for all human diseases, all personal injury claims of any Class member are released. Stated another way, all claims for personal injury will be released except those for any disease for which the Science Panel makes such a probable link finding. Without knowing the Science Panel's conclusions, the Company cannot predict whether it will incur any such losses, although it believes it is remote that the Science Panel will find any such probable link.

12. We note that you use PFOA in processing at various sites around the world. Tell us whether you have any information that you may incur losses related to the use of PFOA at any other plant sites. Please be specific regarding such information. In particular, we are concerned about your assessment of any asserted and unasserted claims as required by SFAS 5. Quantify for us any other asserted claims related to PFOA, other than the class action. Tell us whether you believe that it is remote, reasonably possible, or probable that you will incur losses related to exposure to PFOA from any other source. Describe your belief, notwithstanding your views concerning the merit of the issue.

         The Company is not aware of any asserted claims based upon PFOA exposure from releases attributable to any DuPont facility other than Washington Works. Although PFOA is manufactured, processed or used at other sites, the Company is not aware of any other site at or near which PFOA is present in public drinking water supplies at levels such as those in the Class definition of the Washington Works Class Action. The Company does not believe it is probable that it will incur additional losses related to exposure to PFOA from any other source.

Response to SEC Comment Letter
January 26, 2006
Page 8


13. Tell us the amount you have spent on litigation and administration related to any non-Washington Works facility related to PFOA. Provide your response by reporting period since the inception of any case.

         The only litigation related to PFOA other than the Washington
Works Class Action are the matters discussed in response to Comment 14 and we refer you to the response thereto. The Company has spent approximately $9 million in fees and costs through December 31, 2005, in connection with responding to a subpoena issued by the Department of Justice. As stated in response to Comment 8, the Company has also spent approximately $11 million on various studies, research, compliance and communication expenses related to PFOA, although not necessarily limited to the Washington Works facility.


Form 10-Q for the Fiscal Quarter Ended September 30, 2005
---------------------------------------------------------

Note 11 - Commitments and Contingent Liabilities, page 15
---------------------------------------------------------

Teflon Non-Stick Coating
------------------------

14. We note your disclosures concerning the class action filed against you in various states concerning the alleged potential harm from products containing Teflon. The amount and nature of your disclosures do not appear to provide readers with an adequate scope of this issue. Please tell us more about this issue, in particular:

         o Tell us whether you are aware of any information that would indicate that Teflon non-stick coating may be potentially harmful to consumers;

         Teflon(R) is a brand name and a registered trademark of DuPont. Teflon(R) is not PFOA. PFOA (perfluorooctanoic acid), also known as C-8, is an essential processing aid used to make fluoropolymers - high performance plastics manufactured by a number of companies. PFOA and Teflon(R) are entirely different - one is a processing aid, the other is a product brand.

         Studies using U.S. Food & Drug Administration (FDA) standard testing methods have found no detectable levels of PFOA in non-stick coatings used for cookware sold under the Teflon(R) brand. The Danish Technical Institute and China Academy of Inspection and Quarantine tested cookware with Teflon(R) non-stick coating and did not detect PFOA.

Response to SEC Comment Letter
January 26, 2006
Page 9


         However, according to an October 2005 published study conducted by researchers at the FDA, PFOA was detected in minute quantities in cookware using extreme and abusive test methods - methods that do not reflect what happens when consumers use cookware. The quantities of PFOA detected through these extreme measures were too small to measure migration of the PFOA out of the cookware.

         The FDA has determined that non-stick coatings are acceptable for conventional kitchen use. Also, in 2003 the U.S. Consumer Product Safety Commission rejected a petition to require a label warning for non-stick coatings.

         A peer-reviewed study commissioned by DuPont and published in June 2005 concluded that consumer products - including cookware, carpeting and apparel - manufactured with DuPont's materials containing trace levels of PFOA are safe to use. Commenting on PFOA as an essential processing aid in the manufacture of fluoropolymers, the United States Environmental Protection Agency (EPA) has said it "does not believe there is any reason for consumers to stop using any consumer or industrial related products."

         o Tell us whether any alleged damages have been quantified, or any aspect of the cases, in the aggregate, specifies amounts to be expended as part of any settlement. If so, please tell us those amounts;

         Plaintiffs have not quantified their alleged damages in any litigation document, nor has the Company attempted to quantify what the alleged damages would be. Each of the complaints in those actions recites that "this action seeks monetary relief in excess of $5,000,000.00" in order to qualify for federal jurisdiction under the Class Action Fairness Act of 2005, 28 U.S.C. Sec. 1332(d)(2). The Company believes these suits to be without merit.

         o Quantify the number of all actions and claimants from inception through the date of your response, with a roll-forward of activity by reporting period;

         There are currently 15 cases in the United States. All are purported intrastate class actions filed in federal district courts in 14 states (two were filed in California). The cases are at preliminary stages, and no court has ruled on class certification in any of the cases yet. There are currently 71 named plaintiffs in the 15 cases.

Response to SEC Comment Letter
January 26, 2006
Page 10


         On quarter-by-quarter basis (using calendar quarters):

         The first cases were filed in the United States in July 2005, so there were no cases before the third quarter of 2005. Additional cases were filed, and some complaints were amended to add or drop plaintiffs in July, August, and September 2005. At the end of the quarter ending September 30, 2005 there were 14 cases filed in the United States, including 66 named plaintiffs.

         In October and November 2005, one additional case was filed and one complaint was amended to add and drop plaintiffs. At the end of the quarter ending December 31, 2005 there were 15 cases filed in the United States and 71 named plaintiffs.

         In December, 2005, a "Motion for Authorization to Institute a Class Action and Be Ascribed the Status of Representative," captioned Champion v. DuPont, was filed by a single named plaintiff in the Superior Court for the Province of Quebec, Canada. The plaintiff seeks authorization from the court to institute a class action on behalf of all Quebec consumers who have purchased or used kitchen items, household appliances or food packaging containing Teflon(R) or Zonyl(R) manufactured or sold by DuPont or its subsidiaries. Damages are unquantified but are alleged to include the cost of replacement products as well as $100 per class member as exemplary damages. No additional pleadings have yet been filed.

         o Tell us how much you have spent on litigation and administration related to this issue, from inception to the date of your response. Separate such costs by reporting period;

         In connection with these matters, the Company has paid outside counsel approximately $200,000 for 3Q05 and $2.85 million for 4Q05. As stated in response to Comment 8, the Company has also spent approximately $11 million on various studies, research, compliance and communication expenses related to PFOA, although not necessarily limited to the Washington Works facility.

         o Tell us whether and to what extent any losses, or costs may be recoverable from third parties;

         For most years since 1967, the Company has maintained company-wide excess liability insurance to respond to various products and non-products claims and liabilities that may be asserted against it. In each year, that excess liability

Response to SEC Comment Letter
January 26, 2006
Page 11


insurance attaches upon the exhaustion of a specified per-occurrence self-insured retention. Above the self-insured retention in each policy year are multiple layers of excess liability insurance provided by numerous domestic and international insurance companies. The amount of such excess liability insurance varies from year to year, and the specific insurers providing the coverage vary from year to year as well. The Company has given notice of a claim with respect to the PFOA/C-8 litigation to those relevant historical liability insurers on the risk. However, no determination has yet been made as to whether and to what extent such insurers will agree to provide coverage for any costs or liabilities arising from such litigation.

     Provide us with your assessment as to the probability (remote, reasonably possible, probable) of material losses related to this issue as of the date of your response. Provide support for your conclusions.

         The Company does not believe that these actions have any merit and, therefore, does not believe it is probable that it will incur material losses related to these actions.

                                     * * *


         The Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

         o Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to SEC Comment Letter
January 26, 2006
Page 12


         Please contact the undersigned at (302) 774-1000 should you require further information or have any questions.


                                      Very truly yours,

                                      /s/ Gary M. Pfeiffer

                                      Gary M. Pfeiffer
                                      Senior Vice President and Chief
                                      Financial Officer
                                      E. I. du Pont de Nemours and Company
                                      1007 Market Street
                                      Wilmington, Delaware 19898
                                      Telephone: (302) 774-1000
                                      Fax: (302) 774-7869


cc: Lou R. Kling
    Skadden, Arps, Slate, Meagher & Flom LLP
    Four Times Square
    New York, New York  10036